UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release

28 February 2014

PEARSON 2013 PRELIMINARY RESULTS (UNAUDITED)

Financial highlights
•	Sales up 2% at CER to £5.2bn. Good growth in digital, services and emerging markets partly offset by cyclical weakness in US higher education and school curriculum change in the US and UK.
•
Adjusted operating profit before net restructuring charges 6% lower at £871m (£736m after £135m of net restructuring charges). 2013 profits reduced by accounting impact of the Penguin Random House merger, lower margins in North America, sustained investment, and revenue mix.

•	Operating cash flow £588m (2012: £788m) reflecting restructuring charges, increased product investment in new education programmes and lower operating profit.
•	Adjusted EPS of 70.1p after restructuring charges (2012: 82.6p).
•	Dividend raised 7% to 48p reflecting our confidence in our prospects.

2014 outlook
•
2014 profits to reflect portfolio changes (Penguin Random House associate accounting; Mergermarket sale; Grupo Multi acquisition) and significant recent strengthening of Sterling against key currencies.

•	Cyclical and policy-related pressures in our largest markets expected to persist, impacting revenues and margins.
•
Still expect approximately £50m net restructuring to continue to reshape our publishing businesses; £50m organic investment in structural growth opportunities in digital, services and emerging markets.

•	At current exchange rates, we expect to report adjusted earnings per share of between 62p and 67p in 2014.

2015 and longer term
•	Pearson’s strategy centres on a significant and exciting long-term opportunity: the sustained and growing global demand for greater access, achievement and affordability in education.
•	We can meet this demand by accelerating our shift to digital, services and to fast-growing economies, and committing to deliver measurably improved learning outcomes (efficacy).
•
We are investing in learning services, inside services, direct delivery and assessments and qualifications, and in school, higher education and English language learning. We are organising around a smaller number of global products and platforms, built around a single, world-class infrastructure and common systems and processes.

•
In 2013 and 2014, we are executing a significant restructuring programme designed to reduce our exposure to structural pressures and to shift resources towards these growth opportunities. Our restructuring expenditure will return to more normal levels in 2015.

•	In addition, we believe cyclical pressures will begin to ease from 2015 as curriculum change is implemented in the US and UK and US college enrolments stabilise and, in due course, return to growth.
•
This strategy will enable us to help more people make progress in their lives through learning. It also provides Pearson with a larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns in 2015 and beyond.

John Fallon, chief executive said:

"We are in the middle of what we believe will be a short, but difficult, transition – one that through our combined investment and restructuring programs will drive a leaner, more cash generative, faster growing business from 2015.

"We are uniquely positioned to tackle some of the biggest challenges in global education including the transforming power of technology. I am particularly excited about the significant opportunity digital education offers for Pearson and the next generation of learners.”

FINANCIAL SUMMARY

£ millions	2013	2012	Headline growth	CER growth	Underlying growth
Business performance
Sales	5,177	5,059	2%	2%	1%
Adjusted operating profit before net restructuring charges	871	932	(7)%	(6)%	(9)%
Adjusted operating profit	736	932	(21)%	(21)%	(23)%
Adjusted earnings per share	70.1p	82.6p	(15)%
Operating cash flow	588	788	(25)%
Free cash flow	269	657	(59)%
Free cash flow per share	33.3p	81.7p	(59)%
Return on invested capital	5.4%	9.1%	--
Net debt	1,379	918	(50)%
Statutory results
Sales	5,069	4,959	2%
Operating profit	458	487	(6)%
Profit before tax	382	391	(2)%
Basic earnings per share	66.6p	38.7p	72%
Cash generated from operations	684	916	(25)%
Dividend per share	48.0p	45.0p	7%

DIVISIONAL ANALYSIS

£ millions	2013	2012	Headline growth	CER growth	Underlying growth
Sales
North American Education	2,779	2,658	5%	3%	0%
International Education	1,539	1,568	(2)%	0%	1%
Professional	410	390	5%	4%	8%
FT Group	449	443	1%	0%	0%
Total excluding Penguin	5,177	5,059	2%	2%	1%
Penguin	513	1,053	n/a	n/a	n/a
Total	5,690	6,112	(7)%	(7)%	1%
Adjusted operating profit (1)
North American Education	406	536	(24)%	(25)%	(30)%
International Education	140	214	(35)%	(29)%	(30)%
Professional	57	37	54%	51%	(7)%
FT Group	55	47	17%	17%	17%
Total excluding Penguin/ Penguin Random House	658	834	(21)%	(20)%	(26)%
Penguin/Penguin Random House	78	98	n/a	n/a	n/a
Adjusted operating profit	736	932	(21)%	(21)%	(23)%
(1) Includes £135m net restructuring charges as follows: North American Education, £49m; International Education, £69m; Professional Education, £6m, FT Group, £11m.
Throughout this announcement:
a) Growth rates are stated on a constant exchange rate (CER) basis unless otherwise stated. Where quoted, underlying growth rates exclude both currency movements and portfolio changes. Unless otherwise stated, sales exclude Penguin and include Mergermarket while operating profits include Penguin, Penguin Random House and Mergermarket. Continuing operations exclude both Penguin and Mergermarket.
b) The ‘business performance’ measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 5, 7 and 15.

OUTLOOK

In 2014, we will continue the major restructuring and product investment programme, initiated in 2013, designed to accelerate Pearson’s shift towards significant growth opportunities in digital, services and fast-growing economies. We believe this will provide Pearson with a significantly larger market opportunity, a sharper focus on the fastest-growing markets and stronger financial returns.

This restructuring coincides with continued structural, cyclical and policy-related pressures in some of our largest markets.  At this early stage in the year, we expect to report adjusted earnings per share of between 62p and 67p in 2014.  This guidance incorporates our expected trading environment, restructuring activity and product investment.  This guidance also assumes current sterling exchange rates against the dollar and key emerging market currencies.

The major factors behind our guidance are as follows:

Portfolio changes
The sale of Mergermarket to BC Partners was completed on 4 February 2014 and will reduce 2014 adjusted operating profit before central costs by £28m. This will be partly offset by a part-year contribution from Grupo Multi, which will be diluted by integration costs and the weakness of the Real against Sterling.

We expect the contribution to adjusted operating profit from Penguin Random House to be approximately £20m lower in 2014 compared to the £78m contribution in 2013. That reflects currency movements, integration charges (which will be concentrated in the first half of 2014) and an additional half-year of associate accounting.

Currency movements
Pearson generates approximately 60% of its sales in the US. A five cent move in the average £:$ exchange rate for the full year (which in 2013 was £1:$1.57) has an impact of approximately 1.2p on adjusted earnings per share. The move from an average £/$ exchange rate of 1.57 in 2013 to the current rate of 1.67 will reduce operating income by approximately £30m if it continues for the full year. Similarly, when compared to 2013 average exchange rates, Sterling has significantly appreciated against a range of non-dollar currencies, primarily in emerging markets. If current exchange rates for those markets persist throughout 2014, that would reduce operating income on our 2013 base business by a further £20m.

Restructuring and investment programme
We will benefit from the absence of £176m of gross restructuring charges expensed in 2013, which we expect to generate £60m of incremental cost savings in 2014.

These benefits will be partly offset by an additional net restructuring charge of approximately £50m in 2014, primarily in North America and weighted towards the first half of the year. Our goal is to complete our restructuring programme by the end of 2014, returning to more normal annual levels of restructuring expenditure from 2015.

As previously announced, we expect additional product investment of approximately £50m in 2014 in digital, services and emerging markets to accelerate growth.

Trading conditions
We expect trading conditions to remain challenging in 2014, reflecting:

In North America, our largest market, we expect college enrolments to decline again and some states to defer assessment programmes as they transition to the Common Core State Standards. Though we expect the School publishing market to show some improvement, we expect the benefits to be largely offset by higher revenue deferrals and pre-publication amortisation. We expect margins to be lower in 2014 when compared to 2013 reflecting the above organic outlook, revenue mix, launch costs for major multi-year service-based contracts, higher amortisation and new product development expenditure.

In our Core markets (which include the UK and Australia), we see tough trading conditions in the UK as curriculum change affects school, vocational publishing and assessments, market stabilisation in Australia, and a new adoption year in Italy.

In our Growth markets (which include Brazil, China, India and South Africa), we expect continued growth in China with Brazil benefitting from a better year in public sistemas and a part-year contribution from Grupo Multi. We expect a slower year in South Africa after strong gains in 2013.

Looking at our global lines of business, we expect School and Higher Education to remain challenging, especially in our two largest markets, North America and the UK. In Professional, we expect continued good growth in Pearson VUE and English with the Financial Times continuing to benefit from its digital transition.

Interest and tax
We expect our interest charge to be similar to 2013 reflecting higher floating rates broadly offset by a weaker dollar against sterling. We expect a tax rate of between 19% and 21% on our total profit before tax (which includes the post-tax contribution from Penguin Random House).

We will report our 2014 revenues and operating profit both by Geography (North America, Core and Growth) and by Line of Business (School, Higher Education and Professional). We will make available historical 2013 half-year and full year revenues and operating profit by line of business (School, Higher Education and Professional) and geography (North America, Core and Growth) in the second quarter of 2014.

For more information:
Kate James / Simon Mays-Smith / Brendan O’Grady   + 44 (0)20 7010 2310

Pearson’s results presentation for investors and analysts will be audiocast live today from 0900 (GMT) and available for replay from 1200 (GMT) via www.pearson.com. High resolution photographs for the media are available from our website www.pearson.com.

FINANCIAL OVERVIEW

In 2013, Pearson increased sales by 2% in headline terms to £5.2bn generating adjusted operating profit of £736m after net restructuring charges. Penguin Random House was reported post tax following completion of the transaction on 1 July 2013 and resulted in a £23m reduction in the contribution to operating income with an equal benefit to our tax charge. We expensed £135m of net restructuring charges during the year. Adjusted operating profit including the negative impact of Penguin Random House associate accounting but excluding the restructuring charges was £871m.

The headline growth rates were helped by both currency movements and acquisitions. Currency movements increased sales by £19m (with a £50m benefit primarily from a stronger dollar partly offset by a £31m reduction from non-dollar currency depreciation relative to sterling, primarily in emerging markets) but reduced operating profits by £4m (with an £8m benefit from a stronger dollar more than offset by a £12m reduction from non-dollar currency depreciation). At constant exchange rates (ie stripping out the impact of those currency movements), our sales and adjusted operating profit grew 2% and declined 21%, respectively.

Acquisitions contributed £119m to sales and £50m to operating profits. This includes integration costs and investments related to our newly-acquired companies, which we expense. Disposals and our exit from Pearson in Practice reduced revenues by £49m but boosted operating income by £23m. Associate accounting arising from the Penguin Random House transaction reduced operating income by £23m.

Stripping out the impact of portfolio changes, the Penguin Random House transaction, net restructuring costs and benefit and currency movements, revenues grew by 1% underlying while adjusted operating profit declined by 9%.

Our tax rate in 2013 was 14.6% compared to 23.1% in 2012 reflecting the associate accounting impact from Penguin Random House and movements in tax settlements in each year.

Adjusted earnings per share before the impact of net restructuring charges were 83.4p (2012: 82.6p). Total adjusted earnings per share after net restructuring charges were 70.1p.

Cash generation. Headline operating cash flow declined by £200m reflecting restructuring and increased investment in new education programmes. Free cash flow declined by £388m to £269m, additionally reflecting higher tax payments. Our average working capital to sales ratio improved by a further 0.4 percentage points to 13.4% helped by lower inventory levels and the absence of Penguin in the second half of the year.

Return on invested capital. Our return on average invested capital was 5.4% (2012: 9.1%). ROIC was affected by lower underlying profit, restructuring costs and higher cash taxes.

Statutory results. Our statutory results show a decrease of £29m in operating profit to £458m, from £487m in 2012, reflecting the absence in 2013 of the £113m closure-related costs for Pearson in Practice in 2012, lower underlying profits and restructuring costs. Basic earnings per share increased to 66.6p in 2013, up from 38.7p in 2012, mainly due to the Penguin Random House transaction.

Balance sheet. Our net debt increased to £1,379m (£918m in 2012) reflecting higher cash tax payments from settlements and deferred payments from 2012 due to Hurricane Sandy, lower cash conversion, costs associated with disposals, restructuring costs and increased pre-publication investment. Since 2000, Pearson’s net debt/EBITDA ratio has fallen from 3.9x to 1.6x and our interest cover has increased from 3.1x to 10.2x.

Dividend. The board is proposing a dividend increase of 7% to 48.0p, subject to shareholder approval. 2013 will be Pearson’s 22nd straight year of increasing our dividend above the rate of inflation. Over the past ten years we have increased our dividend at a compound annual rate of 7%, returning more than £2.9bn to shareholders. We have a progressive dividend policy: we intend to build our dividend cover to around 2.0x over the long term, increasing our dividend more in line with earnings growth from then.

NORTH AMERICAN EDUCATION

In 2013, we generated good growth in our digital and services businesses, where we continue to invest to build scale and volume, and solid growth in our school curriculum business, which benefited from Common Core curriculum purchasing. Market conditions remained tough, with on-going state budget pressures and the transition to the Common Core affecting our School assessment business. Lower enrolments affected Higher Education with the career college enrolments, where we have a strong market position, being particularly weak. In addition to these market pressures, our North American margins were further affected by £49m of net restructuring charges, reduced demand in our assessment business as states prepared for new Common Core testing and curriculum related investment and amortisation, the launch costs related to major multi-year service-based contracts in higher education, and increased returns provisions.

Key highlights in 2013 include:

In Higher Education, total enrolments fell 1.9%, with career enrolments in two-year public (community) and four-year for-profit declining 4.4%, affected by rising employment rates, state budget pressures and regulatory change affecting the for-profit and developmental learning sectors. The publishing market was broadly level with 2012 on a gross basis, according to the Association of American Publishers, while our higher education revenues grew 5% with an underlying decline more than offset by the contribution from Embanet.

We introduced adaptive learning capabilities in over 200 MyLab and Mastering products across eleven subjects. Student registrations in North America grew 9% to almost 11 million. Usage continues to grow strongly with graded submissions up 15% to almost 370 million across the globe. Evaluation studies show that the use of MyLab programmes, as part of a broader course redesign, can significantly improve student test scores and institutional efficiency (http://bit.ly/1derVjm). We acquired Learning Catalytics, which allows faculty to obtain real-time responses to open-ended or critical thinking questions, to determine which areas require further explanation, and enables earlier intervention to help improve retention and outcomes.

Enterprise-wide partnerships with Arizona State University Online, Ocean Community College, Indiana Wesleyan University and Rutgers, where we run fully-online learning programmes and earn revenues based on the success of the students and the institution, gained more than 64,000 student registrations, up 45% on 2012. In January 2014, we extended our partnership with University of Florida to include both its graduate and under-graduate programmes providing technology, e-Textbooks, recruitment marketing, enrolment management, student support and retention services. Pearson Embanet increased new student enrolments by 8% to almost 12,000 and total student enrolment by 6.5% to more than 27,000; adding sixteen new programmes, launching three new key academic partners with Adelphi University, Villanova University and University of Maryland; and expanding partnerships with existing customers such as Maryville and Northeastern. More than 200 colleges are working with Pearson to build online learning programmes that improve access to high quality undergraduate and graduate degree programmes

We partnered with West Virginia University Parkersburg Online to redesign its Developmental Education curriculum using Competency-Based Education (CBE) modules. Our CourseConnect CBE products will enhance up to 220 existing courses and will be delivered through OpenClass where we will also provide access to eTextbooks, tutoring and media resources. Other CBE partnerships include Texas A&M University-Commerce, South Texas College, Kentucky Community & Technical College System and Northern Arizona University.

We partnered with The Boy Scouts of America, the largest youth organisation in the US with 2.7 million young members and more than 1 million adult volunteers, to create and implement its new digital curriculum.

For our School businesses, State funding pressures, the Federal sequester and the transition to Common Core assessments continued to make market conditions tough. Revenues grew modestly in 2013 with declines in State assessment contracts and learning assessments more than offset by gains in national assessment contracts for the PARCC consortium and the federal government’s NAEP programme, as well as demand for Connections Education’s virtual charter schools and Common Core reading/language arts and math programmes.

Actionable data is critical to personalising learning and boosting achievement. Our Schoolnet business aligns assessment, curriculum and other services to help individualise instruction and improve teacher effectiveness. PowerSchool helps teachers automate and manage student attendance records, gradebooks and timetables.

Schoolnet won significant contracts including two new Race to the Top State Instructional Improvement System contracts in New York and New Jersey, which takes the total number of state system contracts to seven; and new district contracts for Schoolnet assessment, educator development and learning management solutions in Dallas, Texas; Palm Beach, Florida; Philadelphia, Pennsylvania; and New York City. PowerSchool won new contracts in Charlotte-Mecklenberg, North Carolina; Grand Erie DSB, Ontario; and San Diego, California and its mobile app connecting teachers, students and parents was downloaded by almost 3.4 million users. PowerSchool now supports almost 13 million students (in 70 countries), up more than 5% on 2012 while Schoolnet supports more than 9 million students, up 7% on 2012.

The Partnership for Assessment of Readiness for College and Careers (PARCC), a consortium of 18 states, awarded Pearson several contracts to deliver test item tryouts, develop field tests and to provide the online delivery platform using our cloud-based, mobile-ready TestNav 8 system for new English and mathematics assessments. The assessments will be based on what students need to be ready for college and careers, and will measure and track their progress along the way. We helped Kentucky and New York deliver the first Common Core aligned state assessments, and we won new online assessment programs in Colorado, Minnesota and Mississippi. We continued to produce strong growth in secure online testing. We delivered almost 12 million secure online tests, up 33% on 2012. Legislative changes in Texas and California reduced the scope of assessments ahead of Common Core implementation.

We renewed our contract with the US Department of Education to administer the National Assessment of Educational Progress (NAEP) for the 2013-2017 assessment cycles and won a number of state contract extensions in Georgia, Puerto Rico, Tennessee, Maryland, Arizona, South Dakota and Oklahoma. We were selected by the National Board of Professional Teaching Standards as their partner to develop their next-generation programmes, and deliver and support NBPTS through 2025.

ACT Aspire, a college and career readiness assessment aligned to the Common Core State Standards, successfully launched its first field test on the new TestNav 8 assessment system.   ACT Aspire is a joint venture between Pearson and ACT, Inc.  Alabama is the first state to adopt the ACT Aspire system for measuring the Common Core State Standards.

Pearson Clinical Assessment launched Q-interactive, a portable digital tool that enables mental health professionals to automatically manage the administration of clinical assessments, digital stimuli, response recording through stylus notes and audio.  It serves 1,500 users within hospitals, private practice, and schools in five countries (US, UK, Australia, Canada and Netherlands). Paid test administrations have increased ten-fold since launch.

In Learning Services, we performed well in new adoptions, taking a market leading 33% of the total new adoption market ($390m), with #1 positions in maths, science and social studies and a #2 position in Reading/Language Arts.  We were selected by the two largest school districts in the US, Los Angeles Unified School District and New York City, to implement Common Core instructional programmes. New York City adopted our new K-5 Common Core English Language Arts programme, Ready Gen, and our middle school math offering, Connected Math. In Los Angeles Unified School District, we partnered with Apple to deliver our innovative next generation digital learning Common Core System of Courses across K-12 Mathematics and English Language Arts, initially to 30,000 students. In both districts, we are providing professional development to thousands of teachers. Learners using our OnRamp to Algebra supplemental programme, which targets struggling maths students, significantly out-gained peers using other supplemental maths programmes, achieving 20% increase in their percentile rank while their peers increased by only 3%. In addition, students of all ability levels using OnRamp to Algebra exceeded the gains of their peers.

Connections Education, which operates K-12 managed virtual public schools, managed blended public schools, and a private school, served almost 51,000 students in December 2013, up more than 20% from 2012, and now operates 33 managed public schools in 23 states and an international private virtual school.  Connections Education also provides virtual and blended services to school districts and other schools seeking to incorporate virtual learning into their programmes. Connections Academy Schools have consistently high performance ratings, particularly in states focused on measuring growth in student learning.

INTERNATIONAL EDUCATION

Our International education business achieved another strong underlying performance in emerging markets, particularly in South Africa and China. This growth was offset by weak textbook sales in developed markets; currency weakness against sterling; the exit from certain publishing businesses primarily in Australia, Japan, Germany, France and the UK; increased customisation resulting from the Kirtsaeng ruling in the US; and policy changes affecting qualifications and textbook publishing in the UK. Although margins before restructuring charges were similar to 2012, reported margins fell due to £69m of net restructuring charges expensed during the year. More than 1.3 million students registered for our MyLab digital learning, homework and assessment programmes, an increase of 17%, with good growth in school, ELT and institutional selling in higher education.

Key highlights in 2013 include:

Our Growth market revenues expanded strongly, boosted by curriculum change in South Africa, strong enrolment growth at CTI/MGI, and continued good growth in China; partly offset by weaker currencies against sterling, particularly in South Africa and enrolment declines in our public sistemas in Brazil.

In China, student enrolments at Wall Street English increased 7% to 65,000, boosted by good underlying demand. Our students rapidly acquire high-level English skills with average grade levels achieved rising by 14% during 2013. Enrolments at Global Education, our test preparation services for English language and vocational qualifications, increased 24% to more than 1.3 million, through 82 owned and 426 franchised learning centres with investment in learning centres and digital learning platforms enabling us to better meet learner demands and be a premier brand in test preparation. Around 70% of the high-end course students achieve IELTS 7.0 which demonstrates a high level of proficiency in English and a key grade when studying abroad.

In South Africa our market leading school publishing brands, Maskew Miller Longman and Heinemann, performed strongly in a year of significant curriculum reform.  Student enrolments grew strongly at CTI/MGI, our universities, up 15% to 11,700 across 13 campuses.

In Brazil, we ended 2013 with 497,000 students (533,000 in 2012) in our public and private sistemas (or learning systems). In 2013, we added 24,000 net students in our three private sistemas, COC, Dom Bosco and Pueri Domus, up 7% on 2012.  Tough market conditions for public sistemas resulted in lower enrolments in this post-election year but our NAME sistema includes the #1 performing lower secondary school in Brazil based on the 2011 IDEB (national public test) scores of 3,067 municipalities.  90% of our municipal customers tested 20% above the national standard and 70% of the municipalities that adopted NAME showed improvement in their IDEB scores. On 11 February 2014, we completed the acquisition of Grupo Multi, the largest provider of private language schools in Brazil serving over 800,000 students across more than 2,600 franchised schools.
In Mexico, our fully accredited online university partnership, UTEL, reached 6,000 active students in 20 undergraduate and 2 graduate programmes and through its services arm, Scala, signed its first 3 agreements to help campus based universities make the transition to online.  5,400 students have completed short duration courses in programmes developed to address corporate and government work force training needs.

In India, trading was challenging as we increased customisation in response to the Kirtsaeng ruling in the US. Our 32 schools admitted more than 5,000 new students with enrolments now totalling more than 27,000, up 23% on 2012; we delivered our first large scale assessment for the Central Board of Secondary Education (CBSE) for 2.4 million students across 12,000 schools; we launched PowerSchool, adding 10,000 students; and our multimedia teaching solution Digiclass is now installed in approximately 22,000 classrooms, up more than 20% on 2012.

In the Middle East, we won a five year contract with the UAE's Ministry of Education to provide leadership training and professional development for 700 current and future Emirati school principals, in partnership with the UK's National College for Teaching and Leadership. We partnered with: Taibah University in Saudi Arabia to implement Foundation Level MyLabsPlus across four subjects for 16,000 students; Riyadh’s Princess Noura University in Saudi Arabia, the world’s largest female university, to provide 12,000 new students with IT course content (through our MyLabs e-learning technology) for tablets; and Qatar University to implement MyLabsPlus for 5,000 students.

Our Core market revenues declined significantly, affected by curriculum change in the UK and the exit from publishing operations in Australia, Japan and Continental Europe.

In the UK, revenues declined due to a softer school curriculum and vocational qualifications (BTEC) market anticipating curriculum change. This was partly offset by a strong performance in the GCSE and A/AS level qualifications market. In higher education, we partnered with Leeds Metropolitan University to develop a suite of online learning business education courses. In assessment, we marked almost 6 million GCSE, A/AS Level and other examinations with more than 93% using onscreen technology. We marked 2.7 million test scripts for over half a million pupils taking National Curriculum Tests at Key Stage Two in 2013 and were selected to administer the test until 2016. 2013 also saw the first delivery of the Next generation BTEC qualifications to over 100,000 students, with a further 365,000 students to date enrolled for 2014/15 delivery.

In Italy, revenues declined, with market conditions tough due to a one year government mandated pause in new adoptions.

In Japan, GlobalEnglish and the FT partnered with Nikkei Inc on a 'GlobalEnglish Nikkei edition,' an English language learning service to serve English students in the Japanese business community. We sold our school textbook publishing business, Kirihara Shoten, to management.

In Australia, market conditions were very tough, particularly in higher education where we exited the vocational publishing market. We continue to make good progress developing our digital and services business including significant sales of Secondary School Australian Curriculum ebooks. In higher education, we partnered with Monash University with an enterprise implementation of the MyLab suite of products for 6,500 students including faculty training, and to provide learning services and solutions for online graduate programmes including course development, marketing, student recruitment and retention, and faculty training.

In English Language Learning, Wall Street English (WSE), Pearson’s worldwide chain of English language centres for professionals, opened a new centre in Ho Chi Minh City in Vietnam (and is now present in 28 countries), and has 107 owned and 338 franchised centres. Our students rapidly acquire high-level English skills with average grade levels achieved rising by 8% during 2013. Student numbers grew slightly to 192,000. Registered users for ELL digital products grew 45% to 610,000 with MyEnglishLabs registrations up 51% to 400,000 and Our Discovery Island registrations, an online adventure aimed at Primary education, up almost 77% to 104,000.

PROFESSIONAL

Our Professional education business is focused on publishing, training, testing and certification for professionals. The Professional division performed well, with good revenue and profit growth in testing and training partly offset by declines in publishing.

Key highlights in 2013 include:

Professional testing continued to see good revenue and profit with growth test volumes at Pearson VUE up 25% on 2012 to almost 12 million. Key contract renewals included tests for the American Board of Internal Medicine, the Association of Social Work Boards and the Pharmacy Technician Certification Board. We will continue to deliver our UK contract to administer the Driving Theory test for the DVSA until September 2016.  We won a number of new contracts for computer-based testing including the Charter of Financial Analysts, Saudi Commission of Health Specialties and the Korean Productivity Centre.
In Professional training, TQ grew strongly and was awarded a five-year contract by Saudi Arabia’s Colleges of Excellence to develop and operate three vocational colleges in Saudi Arabia, providing high quality vocational skills and qualifications. The three colleges opened in the second half of 2013 with an expected initial intake of 1,100 students, rising to 8,000 students over time.

Professional publishing revenues and profits declined, with good profit growth in the US, underpinned by a strong performance in our direct ecommerce sales and at Safari Books Online, our joint-venture with O’Reilly Media, offset by exiting some of our professional publishing businesses in Continental Europe.

FINANCIAL TIMES GROUP

The Financial Times Group achieved profits of £55m, an underlying increase of 17% year-on-year. This was driven by strong growth in digital and content businesses and improved print circulation margins which more than offset weak advertising. Digital and services revenues accounted for 55% of FT Group revenues (31% in 2008). Content revenues comprised 63% of revenues (48% in 2008), while advertising accounted for 37% of FT Group revenues (52% in 2008).

Key highlights in 2013 include:

The FT’s total circulation grew 8% year-on-year to 652,000 across print and online, the highest paying readership in its 125-year history. FT.com digital subscriptions grew 31% to 415,000, more than offsetting planned reductions in print circulation. Digital subscribers now represent almost two-thirds of the FT’s total paying audience and corporate users grew nearly 60% to more than 260,000. We continue to invest to shift resources from analogue to digital and have further reduced leased printing capacity globally since 31 December 2012 from 20 to 16 sites.

Advertising continued to be short-term and generally weak, but the FT increased its market share with luxury and financial sectors showing good growth in digital.

Mobile is an increasingly important channel for the FT, driving 62% of subscriber consumption, 45% of total traffic and almost a quarter of new digital subscriptions. The FT’s flagship web app now has more than 5 million users and new FT apps on Google Newsstand and Flipboard have strengthened our mobile offering. Other innovations, including launching 24-hour news service fastFT, redesigns to mobile apps and improvements to FT.com, have helped significantly increase overall digital engagement.

The FT continues to expand its executive education business. FT in Education products, including annotation tool FT Newslines, are now used by almost 300 education institutions, including 37 of the world’s top 50 business schools. The FT launched its Non-Executive Director (NED) Diploma in Hong Kong. More than a third of NED enrolments are now outside the UK.

The Economist Group, in which Pearson owns a 50% stake, had a record operating profit after tax, up 3% on 2012. Content revenues accounted for 60% of total revenues (44% in 2008) and digital and services revenues comprised 39% of total revenues (29% in 2010). Global print and digital circulation at The Economist reached a record high of 1.6 million.

On 4 February 2014, we completed the disposal of Mergermarket to BC Partners for £382m, payable in cash. In 2013, Mergermarket contributed £108m of revenue and £28m of adjusted operating profit before central costs.

PENGUIN RANDOM HOUSE

The merger of Penguin and Random House was completed on 1 July 2013. Bertelsmann owns 53% and Pearson owns 47% of Penguin Random House, the first truly global consumer publishing company. Penguin Random House traded well in the second half of the year, with a strong bestseller performance in all major territories. Penguin Random House was reported post tax following completion of the merger on 1 July 2013 and resulted in a £23m reduction in the contribution to our operating income with an equal benefit to our tax charge.  Market share normalised, following the unprecedented success of E L James’ 50 Shades of Grey trilogy for Random House in 2012.

The integration of the two companies has commenced in each of its territories.  Divisional structures are being combined, systems integration is underway, and the US business has announced a plan to consolidate distribution operations. Key highlights from 2013 include:

In the US, on a pro forma basis, Penguin and Random House published 480 New York Times bestsellers, including three out of the top five Bookscan Adult Fiction bestsellers for the year: Dan Brown’s Inferno, John Grisham’s Sycamore Row and Khaled Hosseini’s And The Mountains Echoed.   Other New York Times bestsellers included, in Adult Nonfiction: Sheryl Sandberg’s Lean in; Charles Krauthammer’s Things That Matter; and in Children’s Fiction: John Green’s #1 bestselling The Fault in Our Stars.

In the UK, on a pro forma basis, Penguin and Random House published 102 Bookscan bestsellers including: Dan Brown’s Inferno; David Jason’s My Life; Jamie Oliver’s Save with Jamie; Rachel Joyce’s The Unlikely Pilgrimage of Harold Fry; Helen Fielding’s Bridget Jones: Mad About the Boy; and strong ongoing overall performance from Jeff Kinney’s Diary of a Wimpy Kid series, and from its newest volume Hard Luck.

In Australia, where market conditions remain challenging, we had 4 out of the top 5 bestsellers for the year: Jeff Kinney’s Hard Luck: Diary of a Wimpy Kid; Jamie Oliver’s Jamie’s 15 Minute Meals and Save with Jamie; and Dan Brown’s Inferno.

In Brazil, Companhia das Letras (45% stake) posted strong revenue growth driven by an expanded publishing program. In a challenging market, Penguin Random House India had more than 40 titles pro forma on the 2013 Hindustan Times Nielsen top ten in combined categories.  In China, our local-publishing programme continued to grow, with notable bestsellers, including My Life by Li Na.  DK achieved significant growth through its co-edition model with Chinese publishers. In South Africa, Penguin Random House completed the purchase of the Times Media Group’s majority stake in Random House Struik, cementing our market leading position, but lost a significant agency contract during the year.

DK performed well, boosted by the exceptional performance of Brady Games® GTA V Strategy Guide™, which sold over 800,000 copies, and the ongoing success of the DK LEGO® properties, which sold almost 10 million units in 2013.
The pro forma e-book share of Penguin Random House global revenue is 20%.  E-Book growth for Penguin continued but at a slower rate, while Random House e-book sales declined significantly year on year due to much lower sales for the Fifty Shades trilogy. Digital innovations included the launch of Bookscout, a dedicated app created for and with Facebook which enables sharing personalised reading recommendations among friends and online communities.

Penguin Random House’s authors won numerous major literary prizes around the world, including the 2013 Nobel Prize for Literature (Alice Munro); The National Book Award for Fiction in the US (James McBride’s The Good Lord Bird); and an unprecedented four U.S. Pulitzer Prizes.

In self-publishing, Author Solutions performed well, growing significantly over 2012, and continuing to launch and plan for self-publishing imprints in conjunction with Penguin in such territories as India and South Africa.

For 2014, Penguin Random House has a strong publishing list with major new books from authors such as: Isabel Allende, Martin Amis, Lee Child, John Cleese, Harlan Coben, Steve Coogan, Lena Dunham, Janet Evanovich, Ken Follett, Stephen Fry, Robert Gates, Ina Garten, John Grisham, Deborah Harkness, Carl Hiaasen, Jan Karon, Sue Monk Kidd, Jeff Kinney, Michael Lewis, David Mitchell, Haruki Murakami, Jamie Oliver, James Patterson, Jodi Picoult, Nora Roberts, Danielle Steel, Colm Toibin, Jacqueline Wilson; and movie tie-in paperbacks of John Green’s The Fault in Our Stars; Gillian Flynn’s Gone Girl; and Laura Hillenbrand’s Unbroken.

FINANCIAL REVIEW

Operating result

On a headline basis, sales from continuing operations increased by £110m or 2% from £4,959m in 2012 to £5,069m in 2013. Total adjusted operating profit decreased by £196m or 21% from £932m in 2012 to £736m in 2013. The majority of this variance is due to restructuring costs in 2013 of £176m (offset by benefits estimated at £41m).

On an underlying basis, sales from continuing operations were flat in 2013 compared to 2012 and total adjusted operating profit declined by 23%. Our underlying measures exclude the effects of exchange and portfolio changes arising from acquisitions and disposals. In 2013, currency movements had only a small impact increasing sales by £18m and decreased total adjusted operating profit by £4m. Portfolio changes increased sales by £69m (2%) and adjusted operating profit by £30m (2%).

Adjusted operating profit excludes intangible amortisation and impairment, acquisition related costs and other gains and losses arising from acquisitions and disposals but includes the results from discontinued operations. Statutory operating profit decreased by £29m or 6% from £487m in 2012 to £458m in 2013. The decrease reflects the fall in adjusted operating profit which is partly offset by the absence of the loss on closure of the Pearson in Practice business which reduced 2012 operating profit by £113m.

Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on 1 July 2013 and resulted in a gain on the disposal of the Penguin assets of £202m. The gain arises as Pearson no longer has control of the Penguin Group of companies and the 47% interest in the new Penguin Random House (PRH) venture has been accounted for as an equity investment from the 1 July 2013.

The loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at 31 December 2012 and the results for both 2012 and the first 6 months of 2013 have been included in discontinued operations. The share of profit from associate interest in the PRH venture arising in the second half of the year has been included in operating profit in continuing operations.

Additionally on 29 November 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on 4 February 2014 and the Mergermarket business has been classified as held for sale on the balance sheet at 31 December 2013. The results for both 2012 and 2013 have been included in discontinued operations.

Net finance costs

Net interest payable in 2013 was £72m, up from £65m in 2012.  This increase is mainly due to higher levels of average net debt in the period and some impact from exchange movements in the period.

Finance costs relating to retirement benefits have been restated to reflect the adoption of IAS 19 (revised) and under the new standard were £3m in 2013 compared to £2m in the prior year. Finance costs relating to retirement benefits have been excluded from our adjusted earnings as we believe the new presentation does not reflect the economic substance of the underlying assets and liabilities.

Also included in the statutory definition of net finance costs are finance costs on put options and deferred consideration associated with acquisitions, foreign exchange and other gains and losses. Finance costs for put options and deferred consideration are excluded from adjusted earnings as they relate to future earn outs and similar payments on acquisitions and don’t reflect cash expended. Foreign exchange and other gains and losses are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. These other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. In 2013, the total of these items excluded from adjusted earnings was a loss of £1m compared to a loss of £29m in 2012. The majority of the loss in 2012 relates to movements in the valuation of put options associated with acquisitions. In 2013 losses relating to put options were largely offset by gains on a proportion of unhedged US dollar assets.

Taxation

The effective tax rate on adjusted earnings in 2013 was 14.6% as compared to an effective rate of 23.1% in 2012. The reduction in the rate is partly explained by the associate accounting treatment of our investment in PRH – tax on the profits of PRH are netted against profits in the presentation of the associate interest and is not included in the tax line. Our overseas proﬁts, which arise mainly in the US, are largely subject to tax at higher rates than that in the UK (which had an effective statutory rate of 23.25% in 2013 and 24.5% in 2012). These higher tax rates were largely offset by amortisation-related tax deductions and by adjustments arising from settlements with tax authorities.

The reported tax charge on a statutory basis was £87m (22.8%) compared to a charge of £138m (35.3%) in 2012. The decrease in the statutory rate is due to the factors affecting the adjusted rate as described above but is also exacerbated by the lack of tax relief in 2012 on the loss on closure of Pearson in Practice.

Tax paid in 2013 was £246m compared to £65m in 2012. Tax paid in 2012 was unusually low as a result of the permitted deferral of US tax payments following Hurricane Sandy. These payments were subsequently made in 2013 and were accompanied by additional payments arising from settlements with tax authorities including £55m relating to prior year disposals.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The net loss on translation of £217m in 2013 compares to a loss in 2012 of £238m and is principally due to movements in the US dollar. A significant proportion of the group’s operations are based in the US and the US dollar weakened slightly in 2013 from an opening rate of £1:$1.63 to a closing rate at the end of 2013 of £1:$1.66. At the end of 2012 the US dollar had also weakened in comparison to the opening rate moving from £1:$1.55 to £1:$1.63.

Also included in other comprehensive income in 2013 is an actuarial gain of £79m in relation to post retirement plans.  This gain arises from changes in the assumptions used to value the liabilities and from returns on plan assets that are in excess of the discount rate. The gain compares to an actuarial loss for 2012 of £103m.

Non-controlling interest

There are non-controlling interests in the group’s businesses in the US, South Africa and China although none of these are material to the group numbers. Some of the minorities in South Africa and the minorities in India were bought out in the year.

Cash flows

Operating cash flow reduced by £200m from £788m in 2012 to £588m in 2013. The reduction is also reflected in operating cash conversion which fell from 85% in 2012 to 80% in 2013. The principal reason for the reduced operating cash flow is the decrease in operating profit as described above together with continuing investment in pre-publication and a reduced cash flow from the PRH venture.

The Group’s net debt rose from £918m at the end of 2012 to £1,379m at the end of 2013. The major contributor to the rise was acquisition activity, cash costs relating to the formation of PRH and cash paid in respect of the closure of Pearson in Practice in 2012 together with an increase in tax and dividend payments which offset cash generated from operations. Cash generated from operations was lower in 2013 partly as a result of restructuring activity in the year.

Pensions

Pearson operates a variety of pension plans. Our UK group plan has by far the largest defined benefit section. We have some smaller defined benefit sections in the US and Canada but, outside the UK, most of our companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and retirement benefits after restating 2012 figures for IAS 19 (revised) and including discontinued operations amounted to £104m in  2013 (2012: £114m) of which a charge of £101m (2012: £112m) was reported in adjusted operating profit and £3m (2012: £2m) was reported against other net finance costs.

The overall deficit on the UK group plan of £19m at the end of 2012 has become a surplus of £86m at the end of 2013. The movement has arisen principally due to favourable asset returns and deficit funding. In total, our worldwide deficit in respect of pensions and other post retirement benefits fell from a deficit of £172m at the end of 2012 to a net deficit of £56m at the end of 2013.

Dividends

The dividend accounted for in our 2013 financial statements totalling £372m represents the final dividend in respect of 2012 (30.0p) and the interim dividend for 2013 (16.0p).  We are proposing a final dividend for 2013 of 32.0p, bringing the total paid and payable in respect of 2013 to 48.0p, a 7% increase on 2012. This final 2013 dividend which was approved by the Board in February 2014, is subject to approval at the forthcoming AGM and will be charged against 2014 profits. For 2013, the dividend is covered 1.5 times by adjusted earnings.

Return on invested capital (ROIC)

Our ROIC is calculated as total adjusted operating profit less cash tax, expressed as a percentage of average gross invested capital. ROIC decreased from 9.1% in 2012 to 5.4% in 2013. Reduced profit and increased tax payments are the main reasons for the movement.

ENDS
Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company’s publicly-filed documents, including the company’s Annual Report. The company undertakes no obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the year ended 31 December 2013

		2013	2012
all figures in £ millions	Note		restated

Continuing operations

Sales	2	5,069	4,959
Cost of goods sold		(2,312)	(2,187)
Gross profit		2,757	2,772

Operating expenses		(2,353)	(2,181)
Loss on closure of subsidiary		-	(113)
Share of results of joint ventures and associates		54	9
Operating profit	2	458	487

Finance costs	3	(111)	(115)
Finance income	3	35	19
Profit before tax	4	382	391
Income tax	5	(87)	(138)
Profit for the year from continuing operations		295	253

Discontinued operations

Profit for the year from discontinued operations	8	244	61

Profit for the year		539	314

Attributable to:
Equity holders of the company		538	311
Non-controlling interest		1	3

Earnings per share from continuing and discontinued operations (in pence per share)

Basic	6	66.6p	38.7p
Diluted	6	66.5p	38.6p

Earnings per share from continuing operations (in pence per share)

Basic	6	36.4p	31.1p
Diluted	6	36.3p	31.0p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2013

	2013	2012
all figures in £ millions		restated

Profit for the year	539	314

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(217)	(238)
Currency translation adjustment disposed	(18)	-
Attributable tax	6	1

Items that are not reclassified to the income statement
Re-measurement of retirement benefit obligations	79	(103)
Attributable tax	(23)	50

Other comprehensive expense for the year	(173)	(290)

Total comprehensive income for the year	366	24

Attributable to:
E quity holders of the company	369	23
Non-controlling interest	(3)	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2013

		2013	2012
all figures in £ millions	note

Property, plant and equipment		342	327
Intangible assets	11	5,801	6,218
Investments in joint ventures and associates		1,092	15
Deferred income tax assets		250	229
Financial assets – Derivative financial instruments		111	174
Retirement benefit assets		86	-
Other financial assets		94	31
Trade and other receivables		70	79
Non-current assets		7,846	7,073

Intangible assets – Pre-publication		717	666
Inventories		224	261
Trade and other receivables		1,173	1,104
Financial assets – Derivative financial instruments		13	4
Financial assets – Marketable securities		6	6
Cash and cash equivalents (excluding overdrafts)		729	1,062
Current assets		2,862	3,103
Assets classified as held for sale	13	223	1,172

Total assets		10,931	11,348

Financial liabilities – Borrowings		(1,693)	(2,010)
Financial liabilities – Derivative financial instruments		(48)	-
Deferred income tax liabilities		(612)	(601)
Retirement benefit obligations		(142)	(172)
Provisions for other liabilities and charges		(77)	(110)
Other liabilities	12	(257)	(282)
Non-current liabilities		(2,829)	(3,175)

Trade and other liabilities	12	(1,505)	(1,556)
Financial liabilities – Borrowings		(533)	(262)
Current income tax liabilities		(164)	(291)
Provisions for other liabilities and charges		(112)	(38)
Current liabilities		(2,314)	(2,147)
Liabilities classified as held for sale	13	(82)	(316)

Total liabilities		(5,225)	(5,638)

Net assets		5,706	5,710

Share capital		205	204
Share premium		2,568	2,555
Treasury shares		(98)	(103)
Reserves		3,025	3,030
Total equity attributable to equity holders of the company		5,700	5,686
Non-controlling interest		6	24
Total equity		5,706	5,710

The condensed consolidated financial statements were approved by the Board on 27 February 2014.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2013

	Equity attributable to the equity holders of the company					Non-controlling interest		Total equity
	Share capital	Share premium	Treasury shares	Translation reserve	Retained earnings	Total
all figures in £ millions

2013
At 1 January 2013	204	2,555	(103)	128	2,902	5,686	24	5,710
Total comprehensive income	-	-	-	(231)	600	369	(3)	366
Equity-settled transactions	-	-	-	-	37	37	-	37
Tax on equity-settled transactions	-	-	-	-	-	-	-	-
Issue of ordinary shares under share option schemes	1	13	-	-	-	14	-	14
Purchase of treasury shares	-	-	(47)	-	-	(47)	-	(47)
Release of treasury shares	-	-	52	-	(52)	-	-	-
Put options over non-controlling interest	-	-	-	-	-	-	-	-
Changes in non-controlling interest	-	-	-	-	13	13	(15)	(2)
Dividends	-	-	-	-	(372)	(372)	-	(372)
At 31 December 2013	205	2,568	(98)	(103)	3,128	5,700	6	5,706
2012
At 1 January 2012	204	2,544	(149)	364	2,980	5,943	19	5,962
Total comprehensive income	-	-	-	(236)	259	23	1	24
Equity-settled transactions	-	-	-	-	32	32	-	32
Tax on equity-settled transactions	-	-	-	-	(6)	(6)	-	(6)
Issue of ordinary shares under share option schemes	-	11	-	-	-	11	-	11
Purchase of treasury shares	-	-	-	-	-	-	-	-
Release of treasury shares	-	-	46	-	(46)	-	-	-
Put options over non-controlling interest	-	-	-	-	39	39	-	39
Changes in non-controlling interest	-	-	-	-	(10)	(10)	6	(4)
Dividends	-	-	-	-	(346)	(346)	(2)	(348)
At 31 December 2012	204	2,555	(103)	128	2,902	5,686	24	5,710

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2013

		2013	2012
all figures in £ millions	note

Cash flows from operating activities
Net cash generated from operations	17	684	916
Interest paid		(82)	(75)
Tax paid		(246)	(65)
Net cash generated from operating activities		356	776

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(48)	(716)
Acquisition of joint ventures and associates		(10)	(39)
Purchase of investments		(64)	(10)
Purchase of property, plant and equipment		(118)	(78)
Purchase of intangible assets		(64)	(73)
Disposal of subsidiaries, net of cash disposed		(132)	(11)
Proceeds from sale of associates		2	-
Proceeds from sale of investments		2	-
Proceeds from sale of property, plant and equipment		28	1
Proceeds from sale of intangible assets		2	3
Proceeds from sale of liquid resources		13	23
Investment in liquid resources		(14)	(19)
Interest received		9	9
Dividends received from joint ventures and associates		64	27
Net cash used in investing activities		(330)	(883)

Cash flows from financing activities
Proceeds from issue of ordinary shares		14	11
Purchase of treasury shares		(47)	-
Proceeds from borrowings		319	327
Loans to related parties		(44)	-
Loans advanced		(5)	-
Liquid resources acquired		-	(1)
Repayment of borrowings		(225)	-
Finance lease principal payments		(8)	(8)
Dividends paid to company’s shareholders		(372)	(346)
Dividends paid to non-controlling interests		-	(2)
Transactions with non-controlling interests		(76)	(4)
Net cash used in financing activities		(444)	(23)

Effects of exchange rate changes on cash and cash equivalents		21	(24)
Net decrease in cash and cash equivalents		(397)	(154)

Cash and cash equivalents at beginning of year		1,137	1,291
Cash and cash equivalents at end of year		740	1,137

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand. These overdrafts are excluded from cash and cash equivalents disclosed on the balance sheet.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2013

1.	Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with International Financial Reporting Standards (IFRS) and International Financial Reporting Standards Interpretations Committee (IFRSIC) interpretations as adopted by the European Union (EU). In respect of accounting standards applicable to the Group, there is no difference between EU-adopted IFRS and International Accounting Standards Board (IASB)-adopted IFRS.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2012 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. The Group adopted IAS 19 ‘Employee Benefits (revised 2011)’ for the year ended 31 December 2013. The amendments affecting the Group are changes to the calculation of the net interest and service cost components of post-retirement benefits. The 2012 figures have been restated using IAS 19 (revised), resulting in an increase in service cost of £4m and an increase in net finance costs of £15m. The 2012 Annual Report refers to other new standards that the group has adopted from 1 January 2013. These do not have a material impact on the consolidated financial statements.

The group's forecasts and projections, taking account of reasonably possible changes in trading performance, seasonal working capital requirements and potential acquisition activity, show that the group should be able to operate within the level of its current committed borrowing facilities. The directors have confirmed that they have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions.  It also requires management to exercise its judgement in the process of applying the group’s accounting policies.  The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2012 Annual Report.

This preliminary announcement does not constitute the Group’s full financial statements for the year ended 31 December 2013. The Group’s full financial statements will be approved by the Board of Directors and reported on by the auditors later in March 2014.  Accordingly, the financial information for 2013 is presented unaudited in the preliminary announcement.

The financial information for the year ended 31 December 2012 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006.  A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full financial statements for the year ended 31 December 2012 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

2.	Segment information

The group is organised into the following business segments: North American Education; International Education; Professional; and the Financial Times Group (FT Group). In addition the group separately discloses the results from the Penguin Random House associate. The results of the Penguin segment to 30 June 2013 and the Mergermarket business (previously included as part of the FT Group) are shown as discontinued in both 2012 and 2013.

	2013	2012
all figures in £ millions		restated

Sales
North American Education	2,779	2,658
International Education	1,539	1,568
Professional	410	390
Pearson Education	4,728	4,616
FT Group	341	343
Sales – continuing operations	5,069	4,959
Penguin	513	1,053
Mergermarket	108	100
Sales – discontinued operations	621	1,153
Total sales	5,690	6,112

Adjusted operating profit
North American Education	406	536
International Education	140	214
Professional	57	37
Pearson Education	603	787
FT Group	29	22
Penguin Random House	50	-
Adjusted operating profit – continuing operations	682	809
Penguin	28	98
Mergermarket	26	25
Adjusted operating profit – discontinued operations	54	123
Total adjusted operating profit	736	932

Included in total adjusted operating profit for 2013 are restructuring costs of £176m offset by estimated net benefits in the year of £41m.

In addition to the external sales above the North American business made inter-segment sales to the other education businesses of £3m (2012: £5m), the International Education business made inter-segment sales to the North American business of £1m (2012: £1m) and the Professional business made inter-segment sales to the other education businesses of £15m (2012: £12m).

Adjusted operating profit is one of Pearson’s key business performance measures; it includes the operating profit from the total business including the results of discontinued operations when relevant.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

2.	Segment information continued

Other net gains and losses that represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets are excluded from adjusted operating profit as they distort the performance of the group. Charges relating to intangibles, acquisition costs and movements in contingent acquisition consideration are also excluded from adjusted operating profit as these items are not considered to be fully reflective of the underlying performance of the group.

The following table reconciles adjusted operating profit from continuing operations to operating profit for each segment.

	North American Education	International Education	Professional	FT Group	PRH	Continuing	Discontinued	Total
all figures in £ millions

	2013

Adjusted operating profit	406	140	57	29	50	682	54	736
Other net gains and losses	-	(16)	-	-	-	(16)	194	178
Acquisition costs	(2)	(9)	-	(1)	-	(12)	-	(12)
Intangible charges	(92)	(60)	(12)	(2)	(30)	(196)	(2)	(198)
Operating profit	312	55	45	26	20	458	246	704

	2012 restated

Adjusted operating profit	536	214	37	22	-	809	123	932
Other net gains and losses	-	-	(123)	-	-	(123)	(32)	(155)
Acquisition costs	(7)	(8)	(1)	(4)	-	(20)	(1)	(21)
Intangible charges	(66)	(73)	(37)	(3)	-	(179)	(4)	(183)
Operating profit	463	133	(124)	15	-	487	86	573

Corporate costs are allocated to business segments including discontinued operations on an appropriate basis depending on the nature of the cost and therefore the total segment result is equal to the group operating profit.

In 2012 and 2013, the other gains and losses in discontinued operations relate to the disposal of Penguin and the formation of Penguin Random House including provisions for the settlement of litigation associated with the agency arrangements for eBooks. In addition in 2013 there are disposal costs relating to Mergermarket.

Included in other net gains and losses in continuing operations in 2013 is a loss on the disposal of our Japanese school and local publishing assets and in 2012 is a loss on closure of Pearson in Practice (£113m) and an impairment loss on a joint venture (£10m).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

3.	Net finance costs

	2013	2012
all figures in £ millions		Restated

Net interest payable	(72)	(65)
Finance costs in respect of retirement benefits	(3)	(2)
Finance costs of put options and deferred consideration associated with acquisitions	(9)	(27)
Net foreign exchange gains	20	1
Other gains / (losses) on financial instruments in a hedging relationship:
- fair value hedges	1	(1)
Other gains / (losses) on financial instruments not in a hedging relationship:
- derivatives	(13)	(2)
Net finance costs	(76)	(96)

Analysed as:
Finance costs	(111)	(115)
Finance income	35	19
Net finance costs	(76)	(96)

Analysed as:
Net interest payable	(72)	(65)
Other net finance costs	(4)	(31)
Net finance costs	(76)	(96)

Other net finance costs are excluded in the calculation of our adjusted earnings. We have excluded finance costs relating to retirement benefits as we believe the new presentation under IAS 19 (revised) does not reflect the economic substance of the underlying assets and liabilities and we have excluded the finance costs of put options and deferred consideration as they relate to future earn outs and similar payments on acquisitions and do not reflect cash expended.

Foreign exchange and other gains and losses are also excluded as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

4.	Profit before tax

		2013	2012
all figures in £ millions	note		Restated

Profit before tax – continuing operations		382	391
Intangible charges	2	196	179
Acquisition costs	2	12	20
Other gains and losses	2	16	123
Other net finance costs	3	4	31
Adjusted profit before tax – continuing operations		610	744
Adjusted profit before tax – discontinued operations		54	123
Total adjusted profit before tax		664	867

5.	Income tax

	2013	2012
all figures in £ millions		Restated

Income tax charge – continuing operations	(87)	(138)
Tax benefit on intangible charges	(51)	(54)
Tax benefit on acquisition costs	(2)	(5)
Tax benefit on other gains and losses	32	-
Tax benefit on other net finance costs	(1)	(1)
Tax amortisation benefit on goodwill and intangibles	30	36
Adjusted income tax charge – continuing operations	(79)	(162)
Adjusted income tax charge – discontinued operations	(18)	(38)
Total adjusted income tax charge	(97)	(200)
Tax rate reflected in adjusted earnings	14.6%	23.1%

The adjusted income tax charge excludes the tax benefit or charge on items that are excluded from profit before tax (see note 4).

The tax benefit from tax deductible goodwill and intangibles is included in the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

6.	Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

	2013	2012
all figures in £ millions		restated

Profit for the year from continuing operations	295	253
Non-controlling interest	(1)	(3)
Earnings from continuing operations	294	250
Profit for the year from discontinued operations	244	61
Non-controlling interest	-	-
Earnings	538	311

Weighted average number of shares (millions)	807.8	804.3
Effect of dilutive share options (millions)	1.1	1.3
Weighted average number of shares (millions) for diluted earnings	808.9	805.6

Earnings per share from continuing and discontinued operations
Basic	66.6p	38.7p
Diluted	66.5p	38.6p

Earnings per share from continuing operations
Basic	36.4p	31.1p
Diluted	36.3p	31.0p

7.	Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

The adjusted earnings per share includes both continuing and discontinued businesses on an undiluted basis. The Company’s definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

7.	Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2013
Operating profit	2	458	54	16	12	196	-	-	736
Net finance costs	3	(76)	-	-	-	-	4	-	(72)
Profit before tax	4	382	54	16	12	196	4	-	664
Income tax	5	(87)	(18)	32	(2)	(51)	(1)	30	(97)
Profit for the year – continuing		295	36	48	10	145	3	30	567
Profit for the year – discontinued	8	244	(36)	(209)	-	2	(1)	-	-

Profit for the year		539	-	(161)	10	147	2	30	567
Non-controlling interest		(1)	-	-	-	-	-	-	(1)

Earnings		538	-	(161)	10	147	2	30	566

Weighted average number of shares (millions)									807.8

Adjusted earnings per share									70.1p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

7.	Adjusted earnings per share continued

		Statutory income statement	Re-analyse discontinued operations	Other net gains and losses	Acquisition costs	Intangible charges	Other net finance costs	Tax amortisation benefit	Adjusted income statement
all figures in £ millions	note

2012 restated
Operating profit	2	487	123	123	20	179	-	-	932
Net finance costs	3	(96)	-	-	-	-	31	-	(65)
Profit before tax	4	391	123	123	20	179	31	-	867
Income tax	5	(138)	(38)	-	(5)	(54)	(1)	36	(200)
Profit for the year – continuing		253	85	123	15	125	30	36	667
Profit for the year – discontinued	8	61	(85)	20	1	3	-	-	-

Profit for the year		314	-	143	16	128	30	36	667
Non-controlling interest		(3)	-	-	-	-	-	-	(3)

Earnings		311	-	143	16	128	30	36	664

Weighted average number of shares (millions)									804.3

Adjusted earnings per share									82.6p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

8.	Discontinued operations

In October 2012, Pearson and Bertelsmann announced an agreement to create a new consumer publishing business by combining Penguin and Random House. The transaction completed on 1 July 2013 and the loss of control resulted in the Penguin business being classified as held for sale on the Pearson balance sheet at 31 December 2012 and the results for both 2012 and the first 6 months of 2013 have been included in discontinued operations.

Additionally on 29 November 2013 we announced the sale of the Mergermarket Group to BC Partners. The sale was completed on 4 February 2014 and the Mergermarket business has been classified as held for sale in the balance sheet at 31 December 2013. The results for both 2012 and 2013 have been included in discontinued operations.

The sales and profit for the year for discontinued operations are analysed below.

	2013	2012
all figures in £ millions

Sales by discontinued operations	621	1,153

Operating profit included in adjusted earnings	54	123
Intangible amortisation	(2)	(4)
Acquisition costs	-	(1)
Gain on disposal of Penguin	202	(32)
Transaction costs re Mergermarket	(8)	-
Finance income	1	-
Profit before tax	247	86
Attributable tax expense	(3)	(25)
Profit for the year - discontinued operations	244	61

Operating profit included in adjusted earnings	54	123
Finance income	-	-
Attributable tax expense	(18)	(38)
Profit for the year included in adjusted earnings	36	85
Intangible amortisation	(2)	(4)
Attributable tax benefit	-	1
Acquisition costs	-	(1)
Attributable tax benefit	-	-
Gain / (loss) on disposal of Penguin	202	(32)
Attributable tax benefit	15	12
Transaction costs re Mergermarket	(8)	-
Attributable tax benefit	-	-
Other net finance income	1	-
Attributable tax benefit	-	-
Profit for the year - discontinued operations	244	61

Included within the gain on disposal of Penguin are amounts in respect of the settlement of litigation related to the agency arrangements for eBooks.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

9.	Dividends

	2013	2012
all figures in £ millions

Amounts recognised as distributions to equity shareholders in the year	372	346

The directors are proposing a final dividend of 32.0p per equity share, payable on 2 May 2014 to shareholders on the register at the close of business on 4 April 2014. This final dividend, which will absorb an estimated £259m of shareholders’ funds, has not been included as a liability as at 31 December 2013.

10.	Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar.  The relevant rates are as follows:

	2013	2012

Average rate for profits	1.57	1.59
Year end rate	1.66	1.63

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

11.	Intangible assets

	2013	2012
all figures in £ millions

Goodwill	4,666	5,077
Other intangibles	1,135	1,141
Total intangibles	5,801	6,218

12.	Trade and other liabilities

	2013	2012
all figures in £ millions

Trade payables	(316)	(337)
Accruals	(501)	(470)
Deferred income	(698)	(714)
Other liabilities	(247)	(317)
Trade and other liabilities	(1,762)	(1,838)

Analysed as:
Trade and other liabilities – current	(1,505)	(1,556)
Other liabilities – non-current	(257)	(282)
Trade and other liabilities	(1,762)	(1,838)

The deferred income balance comprises principally multi year obligations to deliver workbooks to adoption customers in school businesses; advance payments in assessment, testing and training businesses; subscription income in school, college and newspaper businesses; and obligations to deliver digital content in future years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

13.	Held for sale

Assets classified as held for sale in 2012 relate to Penguin and in 2013 to Mergermarket (see also note 8).

	2013	2012
all figures in £ millions

Property, plant and equipment	2	40
Intangible assets	158	404
Investments in joint ventures and associates	-	27
Deferred income tax assets	1	38
Other financial assets	-	1
Trade and other receivables	26	451
Intangible assets – Pre-publication	-	16
Inventories	-	80
Cash and cash equivalents (excluding overdrafts)	36	115
Assets classified as held for sale	223	1,172

Financial liabilities – Borrowings	-	(7)
Deferred income tax liabilities	(2)	(20)
Retirement benefit obligations	-	(26)
Provisions for liabilities and charges	(4)	(29)
Trade and other liabilities	(71)	(234)
Current income tax liabilities	(5)	-
Liabilities classified as held for sale	(82)	(316)

Net assets classified as held for sale	141	856

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

14.	Business combinations

There were no significant acquisitions in 2013. Adjustments to prior year acquisitions have been made in respect of acquisitions in 2012 and include the recognition of intangibles on the EmbanetCompass acquisition.

Provisional values for the assets and liabilities arising from acquisitions completed in the year together with adjustments to prior year acquisitions are set out below.

	Current year	Prior year	Total
all figures in £ millions

Property, plant and equipment	1	-	1
Intangible assets	7	193	200
Intangible assets – Pre-publication	1	-	1
Inventories	-	1	1
Trade and other receivables	8	1	9
Cash and cash equivalents (excluding overdrafts)	2	-	2
Trade and other liabilities	(6)	(1)	(7)
Net deferred income tax liabilities	2	(39)	(37)
	15	155	170
Goodwill	19	(152)	(133)
Fair value of previously held interest arising on stepped acquisition	(7)	-	(7)
Total	27	3	30
Satisfied by:
Cash	(25)	(6)	(31)
Deferred consideration	(2)	-	(2)
Net prior year adjustments	-	3	3
Total consideration	(27)	(3)	(30)

The net cash outflow on acquisitions in the year is shown in the table below:

Total
all figures in £ millions

Cash – Current year acquisitions	(25)
Deferred payments for prior year acquisitions and other items	(6)
Cash and cash equivalents acquired	2
Acquisition costs paid	(19)
Net cash outflow on acquisitions	(48)

In total, acquisitions of subsidiaries completed in the year contributed an additional £15m of sales but did not contribute a material amount to operating profit. There would not have been a material difference to either sales or profits had these acquisitions completed on 1 January 2013.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

15.	Net debt

	2013	2012
all figures in £ millions

Non-current assets
Derivative financial instruments	111	174
Current assets
Derivative financial instruments	13	4
Marketable securities	6	6
Cash and cash equivalents (excluding overdrafts)	729	1,062
Non-current liabilities
Borrowings	(1,693)	(2,010)
Derivative financial instruments	(48)	-
Current liabilities
Borrowings	(533)	(262)
Derivative financial instruments	-	-
Net debt – continuing operations	(1,415)	(1,026)
Net cash classified as held for sale	36	108
Total net debt	(1,379)	(918)

In May 2013, Pearson issued $500m 3.25% Notes due in 2023 and applied the proceeds to repay its $350m 5.5% Notes due in 2013 at their maturity. The additional proceeds were used for general corporate purposes and to maintain an adequate level of liquidity.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

16.	Classification of assets and liabilities measured at fair value
	----Level 2----			-Level 3-
	Available for sale assets	Derivatives	Other assets	Available for sale assets	Other liabilities	Total fair value
all figures in £ millions

Investment in unlisted securities	-	-	-	94	-	94
Marketable securities	6	-	-	-	-	6
Derivative financial instruments	-	124	-	-	-	124
Total financial assets held at fair value – continuing	6	124	-	94	-	224

Derivative financial instruments	-	(48)	-	-	-	(48)
Put options over non-controlling interest	-	-	-	-	-	-
Total financial liabilities held at fair value	-	(48)	-	-	-	(48)

Total	6	76	-	94	-	176

The fair values of level 2 assets and liabilities are determined by reference to market data and established estimation techniques such as discounted cash flow and option valuation models. Within level 3 assets and liabilities, the fair value of available for sale assets is determined by reference to the financial performance of the underlying asset and amounts realised on the sale of similar assets, while the fair value of other liabilities represents the present value of the estimated future liability. There have been no transfers in classification during the year.

The market value of Pearson’s bonds is £2,186m compared to their carrying value of £2,168m. For all other financial assets and liabilities, fair value is not materially different to carrying value.

Movements in fair values of level 3 assets and liabilities are shown in the table below:

	Investments in	Put options over
all figures in £ millions	unlisted securities	non-controlling interest

At 1 January 2013	31	(68)
Exchange differences	-	9
Additions	63	-
Fair value movements	-	(8)
Disposals	-	67
At 31 December 2013	94	-

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

17.	Cash flows

		2013	2012
all figures in £ millions	note		restated

Reconciliation of profit for the year to net cash generated from operations
Profit for the year		539	314
Income tax		90	163
Depreciation, amortisation and impairment charges		309	317
(Profit) / loss on disposal / closure		(187)	145
Acquisition costs		12	21
Net finance costs		75	96
Share of results of joint ventures and associates		(54)	(9)
Share-based payment costs		37	32
Net foreign exchange adjustment		(40)	(21)
Pre-publication		(77)	(55)
Inventories		18	49
Trade and other receivables		(50)	(94)
Trade and other liabilities		72	-
Retirement benefit obligations		(57)	(37)
Provisions		(3)	(5)
Net cash generated from operations		684	916

Dividends from joint ventures and associates		64	27
Net purchase of PPE including finance lease principal payments		(98)	(85)
Purchase of intangible assets		(62)	(70)
Operating cash flow		588	788
Operating tax paid		(191)	(65)
Net operating finance costs paid		(73)	(66)
Operating free cash flow		324	657
Non-operating tax paid		(55)	-
Free cash flow		269	657
Dividends paid (including to non-controlling interests)		(372)	(348)
Net movement of funds from operations		(103)	309
Acquisitions and disposals (net of tax)		(326)	(780)
Loans to related parties		(44)	-
Loans advanced		(5)	-
Purchase of treasury shares		(47)	-
New equity		14	11
Other movements on financial instruments		(9)	-
Net movement of funds		(520)	(460)
Exchange movements on net debt		59	41
Total movement in net debt		(461)	(419)
Opening net debt		(918)	(499)
Closing net debt	15	(1,379)	(918)

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of Pearson’s key business performance measures.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 31 December 2013

18.	Return on invested capital (ROIC)

		2013	2012
all figures in £ millions	Note		restated

Adjusted operating profit	2	736	932
Less: operating tax paid	17	(191)	(65)
Return		545	867

Average: Goodwill		6,828	6,720
Average: Other non-current intangibles		2,075	1,830
Average: Intangible assets – Pre-publication		736	662
Average: Tangible fixed assets and working capital		491	366
Average: Total invested capital		10,130	9,578

ROIC		5.4%	9.1%

ROIC is a non-GAAP measure and has been disclosed as it is part of Pearson’s key business performance measures.  Average values for total invested capital are calculated as the average monthly balance for the year.

19.	Contingencies

There are contingent group liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition there are contingent liabilities of the group in respect of legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the group.

20.	Related parties

Apart from transactions with the group’s associates and joint ventures, there were no other material related party transactions and no guarantees have been provided to related parties in the year.

21.	Events after the balance sheet date

On 4 February 2014 the Group completed the sale of Mergermarket for £382m.  On 11 February 2014, we acquired 100% of Grupo Multi, the leading adult English Language Training company in Brazil for approximately £435m in cash plus the assumption of £57m of debt.

PEARSON plc

Date: 28 February 2014

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary